SmartCard Marketing Systems Inc.

20C Trolley Square

Wilmington, DE 19806

October 4, 2022

Via Edgar

Scott Anderegg, Attorney Adviser

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                         SmartCard Marketing Systems Inc.

Draft Registration Statement on Form S-1

Submitted June 23, 2022

CIK No. 0000900475

Mr. Anderegg:

The following responses address the comments of the Staff (the “Staff”) as set forth in your letter dated July 20, 2022 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 filed June 23, 2022 (the “S-1”) by SmartCard Marketing Systems Inc., a Delaware corporation (the “Company”). The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Draft Registration Statement on Form S-1 Submitted June 23, 2022

Prospectus Summary

Overview, page 6

1.	Please balance your disclosure in the prospectus summary overview about your market opportunities by disclosing the amount of your revenue for the most recently completed fiscal year and quarter, and your dependence to date on a small number of customers. In addition, please disclose in the prospectus summary the amount of your net income/loss for the most recently completed fiscal year and quarter. Please also discuss your auditor’s going concern opinion in your summary.

Response

We have made the requested disclosures in the S-1, accordingly.

General

2.	Please revise your discussion of your business to include an explanation of how the company currently generates revenues and how it expects to generate revenue in the future. In your discussion, please distinguish between business lines that are generating revenues and ones that are not. Also, throughout the prospectus please disclose and differentiate between lines of business that are operational, lines that are in development and lines that are aspirational.

Response

We have revised the S-1 accordingly.

Principal Products and Services, page 7

3.	We note you believe your “target industries combined represent more than $22.8 [t]rillion in opportunities between 2022 – 2025.” Please balance this disclosure by addressing the current limited scale of your business and its ability to pursue such opportunities, including, for example, that during the last two fiscal years you have had no more than three customers, and that you have limited resources and face global competition for these opportunities from established businesses with far greater resources. Please make conforming revisions to the similar disclosures on pages 49 and 75.

Response

We have revised the S-1 accordingly.

Intellectual Digital Property Assets Portfolio, page 8

4.	For each application in the table, please disclose its current status so that investors can assess for themselves its current significance to your business. For example, if applicable, such information could include where the application is in its lifecycle (e.g., in development, actively being marketed, in use, etc.). Please make conforming revisions to the similar table on page 50.

Response

We have revised the S-1 accordingly.

Operational History, page 11

5.	Please disclose the significance to your business of the strategic alliances with entities in India that you list on page 11. To the extent these relationships remain significant to your business, please disclose the current status and nature of each such relationship. Please make conforming revisions to the similar disclosure on pages 59 and 79.

Response

We have made the Staff’s requested disclosures and revisions in the S-1, accordingly.

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Recent Developments, page 12

6.	On page 13 you disclose that OriginatorX is a platform that “underwrites the entire issuing, publishing and auditing process of the Digitization of Debt, Equity or Patents into Tokens or Crypto Coins.” Please expand this disclosure to explain what you mean by underwriting in this context. Please make conforming revisions throughout the prospectus.

Response

We expanded the disclosure and made confirming revisions throughout the S-1 accordingly.

XPay Worldwide Overview, page 13

7.	Regarding the table on page 14 labelled “Payment Processing,” please add an introductory paragraph before the table to explain what the table represents.

Response

We revised the S-1 accordingly to add an introductory paragraph before the table to explain what the table represents.

2022 Private Placement, page 15

8.	Please revise your discussion to disclose the name of the accredited investor.

Response

We made the requested revision to the S-1 to disclose the name of the accredited investor.

Governmental Regulations, page 71

9.	Please update this disclosure to address the government regulations that are applicable to the products and services that you are currently offering to your customers.

Response

We revised the S-1 accordingly to address any government regulations that are applicable to the products and services that we are currently offering to our customers.

Management’s Discussion and Analysis or Plan of Operation, page 74

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10.	Please discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, please discuss whether inflation or the Ukraine-Russia war has materially affected your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response

To address the Staff’s above comments, we revised the S-1 on page 82 to include a new section entitled, “Russia-Ukraine War; Covid-19 Pandemic; Inflation; U.S. - China Relations”.

11.	Please analyze concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, please discuss the impact of any changes on your earnings. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response

We have updated the S-1 on page 74 to address the Staff’s comments.

The Company believes that it provides timely and up to date disclosures related to material opportunities, challenges and risks, such as those presented by known material trends, commitments and uncertainties, if relevant and material to the Company. The Company has provided its risk factor disclosures in the S-1 to reflect known trends and uncertainties, including specific disclosures related to the recent trending matters such as the Covid-19 Pandemic, Russia-Ukraine War, and Supply Chain issues – notably chip shortages.

Additionally, the Company states that the recent global economic crisis did not have a direct material impact on its sales and accounts receivable allowances related to its licensing services and customers that as a group represent do not represent a significant amount of its revenues and receivables. However, in future filings, the Company will enhance its Management’s Discussion and Analysis disclosures to provide a more detailed executive level overview of material trends, commitments, and uncertainties.

Liquidity and Capital Resources, page 85

12.	We note your disclosure here that “We expect that our existing cash and cash equivalents will enable us to fund our operations and capital expenditure requirements for at least the next twelve months.” However, on page on page 69 you state under the caption “Twelve Month Outlook,” “Currently, the Company has access to capital resources to fund its operations for the next six (6) months.” On page 23 you have Risk Factor entitled “Our financial situation creates doubt whether we will continue as a going concern” that discloses the same concern. Please reconcile your disclosures.

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Response

We have reconciled our disclosures in the S-1 accordingly to consistently reflect “six months”.

Executive Compensation, page 91

13.	Please revise your footnote 4 to disclose the amount paid individually to Messrs. Barone and Continelli. Please refer to Item 402(m)(1) of Regulation S-K.

Response

We revised the footnotes on page 4 accordingly.

Report of Independent Registered Public Accounting Firm, page F-2

14.	We note that the audit report included in your filing is dated April 27, 2021 and for fiscal years ended 2020 and 2019. Please make arrangements with your auditor for them to revise their report to comply with the requirements of Article 2 of Regulation S-X, including identifying the financial statements covered by the report, the years then ended and the date of the audit report thereof.

Response

The correct auditor report for fiscal years ended 2021 and 2020 has been inserted into the S-1 to replace the incorrect prior version which was included in the S-1 in error.

Consolidated Statements of Cash Flows, page F-6

15.	Your caption here and on page F-16 presents “Net cash provided by investing activities”. It appears that this should be net cash used by investing activities. Please correct as necessary.

Response

The Staff’s requested corrections have been made accordingly.

Notes to the Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

16.	Please disclose your revenue recognition policy for each of your revenue streams including your performance obligations.

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Response

Consulting, licensing and processing fee revenues are recognized when the services are provided under the terms of client agreements as the performance obligations are satisfied. Payments received in advance of providing services are recorded as deferred revenue and amortized to revenue as services are performed. It covers all revenue streams above.

General

17.	We note your draft registration statement includes a “Calculation of Registration Fee” table. Please note that table is now obsolete, as on October 13, 2021, the Commission adopted amendments to modernize filing fee disclosure and payment methods. When you are ready to file your registration statement and pay the associated registration fee, please refer to Item 16(c) of Form S-1 for the modernized requirements.

Response

The ““Calculation of Registration Fee” table has been removed from the S-1, and Exhibit 107 has been added to the S-1, accordingly.

18.	Please reconcile and revise inconsistent disclosure throughout your submission. For example, of the shares being offered, the amount presently issued and outstanding of 48,986,374, as discussed on page 44, does not agree to the amount on page 5 of 8,500,000. The stockholders of record of your common stock of 475,541,930, as disclosed in the first paragraph on page 47, does not agree to the amount presented on page 74 of 100.

Response

We note the errors identified by the Staff, and have reconciled and revised such inconsistent disclosures throughout the S-1.

19.	Please tell us why you have not recoded any cost of goods sold in 2021 and 2020. Refer to Rule 5-03(b)(2) of Regulation S-X.

Response

We evaluated Rule 5-03(b)(2) of Regulation S-X, and looked at comparables, and we believe that there are no direct applicable costs to be recorded as cost of goods sold, which we believe are more appropriately recorded as operating expenses.

20.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this July 20, 2022 Page 4 filing to discuss how to submit the materials, if any, to us for our review.

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Response

The Company respectfully advises the Staff that it has not provided any such written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of any written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

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The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Evan Costaldo, at 212-709-8333 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Massimo Barone

Massimo Barone, CEO and Chairman

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